SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

(Amendment No. 20)*

The Charles Schwab Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

808513-10-5

(CUSIP Number)

Teresa L. Johnson, Esq.

Arnold & Porter Kaye Scholer LLP

Three Embarcadero Center, Tenth Floor

San Francisco, CA 94111-4024

(415) 471-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808513-10-5	13D	Page 2 of 11 Pages

1.	Names of Reporting Persons CHARLES R. SCHWAB
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 40,162,456
	8.	Shared Voting Power 92,061,997
	9.	Sole Dispositive Power 40,162,456
	10.	Shared Dispositive Power 92,168,225

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 132,330,681
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.3%
14.	Type of Reporting Person (See Instructions) IN

*

Shares reported on this cover page are as of November 13, 2020. On October 6, 2020 (the “Effective Date”), The Charles Schwab Corporation (the “Issuer”) completed its previously announced acquisition of TD Ameritrade Holding Corporation (“TD Ameritrade”), pursuant to the Agreement and Plan of Merger, dated as of November 24, 2019, as amended (the “Merger Agreement”), by and among TD Ameritrade, the Issuer and Americano Acquisition Corp., a wholly owned subsidiary of the Issuer (the “Merger”). On the Effective Date, the Issuer issued approximately 509 million shares of its voting common stock, par value $0.01 per share (the “Common Stock”), and approximately 77 million shares of its nonvoting common stock, par value $0.01 per share, pursuant to the Merger Agreement. Mr. Schwab is filing this Amendment No. 20 to Schedule 13D to reflect a decrease in the percentage of the Common Stock beneficially owned by Mr. Schwab as a result of the issuance of additional Common Stock in the Merger. The percentage of the Common Stock beneficially owned by Mr. Schwab that is reported on this cover page is based on a total of 1,799,783,886 shares of the Issuer’s Common Stock outstanding as of November 11, 2020.

CUSIP No. 808513-10-5	13D	Page 3 of 11 Pages

Item 1. Security and Issuer.

This Amendment No. 20 to Schedule 13D (this “Schedule 13D”) relates to the voting common stock, par value $0.01 per share (“Common Stock”), of The Charles Schwab Corporation (the “Issuer”).

The address of the principal executive office of the Issuer is:

The Charles Schwab Corporation

211 Main Street

San Francisco, California 94105

Item 2. Identity and Background.

(a)	Mr. Charles R. Schwab

(b)	The Charles Schwab Corporation
211 Main Street
San Francisco, California 94105

(c)	Chairman and Director
The Charles Schwab Corporation
211 Main Street
San Francisco, California 94105

(d)	Inapplicable

(e)	Inapplicable

(f)	United States of America

Item 3. Source and Amount of Funds or Other Consideration.

Inapplicable

Item 4. Purpose of Transaction.

The shares of Common Stock are held for personal investment, except as noted in Item 5 below.

Item 5. Interest in Securities of the Issuer.

(a) 132,330,681 shares of Common Stock (including 1,890,265 shares which may be acquired within 60 days upon exercise of options) reported as of November 13, 2020 represent (for the purposes of this Schedule 13D) approximately 7.3% of the Common Stock outstanding.

(b) The 132,330,681 shares of Common Stock referred to in Item 5(a) above consist of: (i) 40,162,456 shares of Common Stock as to which Mr. Schwab may be deemed to have sole voting and dispositive power (including 1,890,265 shares which may be acquired within 60 days upon exercise of options; and 38,272,191 shares held by certain trusts for which Mr. Schwab acts as trustee); (ii) 106,228 shares of Common Stock as to which Mr. Schwab may be deemed to have shared dispositive power but no voting power (held by The CRS 2016 Sibling Grantor Retained Annuity Trust for which Mr. Schwab has a nondurable power of attorney); and (iii) 92,061,997 shares of Common Stock as to which Mr. Schwab may be deemed to have shared voting and dispositive power (including 35,803,685 shares held by Mr. and Mrs. Schwab as trustees of The Charles & Helen Schwab Trust; 14,719,160 shares held by Mrs. Schwab as trustee of The Charles & Helen Schwab Living Trust; 32,409,941 shares held by HOS Investments LP, a limited partnership organized and existing under the laws of the State of Texas as to which Mr. and Mrs. Schwab are two of three members with shared voting and dispositive power; 8,522,263 shares held by the Charles & Helen Schwab Foundation, a nonprofit public benefit corporation as to which Mr. and Mrs. Schwab are directors with shared voting and dispositive power but disclaim beneficial ownership; 110,000 shares held by The Charles R. Schwab Foundation for Financial Freedom, a nonprofit public benefit corporation as to which Mr. Schwab is a director with shared voting and dispositive power but disclaims beneficial ownership; 385,000 shares held in the Helen O. Schwab Generation Skipping Trust; 61,923 shares held in trusts for the benefit of Mr. Schwab’s grandchildren; 6,000 shares held in the Kevin P. O’Neill Children’s Trust for which Mr. Schwab acts as trustee but disclaims beneficial ownership; and 44,025 shares held by 188 Corp., a corporation incorporated under the laws of the State of California as to which Mr. and Mrs. Schwab are directors with shared voting and dispositive power).

CUSIP No. 808513-10-5	13D	Page 4 of 11 Pages

(c) The following transactions in Common Stock were effected in the sixty days prior to the filing of this Schedule 13D:

Date of Transaction	Amount of Securities Involved	Nature of Transaction	Price Per Share	Where and How Effected
10/01/2020	9,610	Disposition	N/A	Gift by Schwab Living Trust

10/19/2020	70,050	Disposition	N/A	Gift by Charles & Helen Schwab Foundation

10/21/2020	51,177	Disposition	N/A	Gift by Schwab Living Trust

10/22/2020	62,555	Disposition	N/A	Gift by Schwab Living Trust

10/22/2020	63,950	Disposition	N/A	Gift by Spouse as Trustee

10/29/2020	66,288	Acquisition	$15.43	Share issuance to Schwab Living Trust in connection with option exercise

10/29/2020	66,288	Disposition	$37.7357(1)	Open Market Sale by Schwab Living Trust

10/30/2020	66,288	Acquisition	$15.43	Share issuance to Schwab Living Trust in connection with option exercise

10/30/2020	66,288	Disposition	$40.2942(2)	Open Market Sale by Schwab Living Trust

11/09/2020	202,040	Disposition	$45.3429(3)	Open Market Sale by Schwab Living Trust

11/11/2020	180,879	Disposition	$47.1042(4)	Open Market Sale by Schwab Living Trust

11/12/2020	28,390	Disposition	$45.1667(5)	Open Market Sale by Schwab Living Trust

11/12/2020	115,000	Disposition	$44.6127(6)	Open Market Sale by Charles & Helen Schwab Foundation

11/13/2020	22,120	Disposition	$45.1665(7)	Open Market Sale by Charles & Helen Schwab Foundation

CUSIP No. 808513-10-5	13D	Page 5 of 11 Pages

(1)

This transaction was executed in multiple trades at prices ranging from $37.34 to $38.07. The price reported reflects the weighted average sale price. Mr. Schwab hereby undertakes to provide upon request to the SEC staff full information regarding the number of shares and prices at which the transaction was effected.

(2)

This transaction was executed in multiple trades at prices ranging from $40.00 to $40.485. The price reported reflects the weighted average sale price. Mr. Schwab hereby undertakes to provide upon request to the SEC staff full information regarding the number of shares and prices at which the transaction was effected.

(3)

This transaction was executed in multiple trades at prices ranging from $45.00 to $45.875. The price reported reflects the weighted average sale price. Mr. Schwab hereby undertakes to provide upon request to the SEC staff full information regarding the number of shares and prices at which the transaction was effected.

(4)

This transaction was executed in multiple trades at prices ranging from $47.00 to $47.465. The price reported reflects the weighted average sale price. Mr. Schwab hereby undertakes to provide upon request to the SEC staff full information regarding the number of shares and prices at which the transaction was effected.

(5)

This transaction was executed in multiple trades at prices ranging from $45.00 to $45.41. The price reported reflects the weighted average sale price. Mr. Schwab hereby undertakes to provide upon request to the SEC staff full information regarding the number of shares and prices at which the transaction was effected.

(6)

This transaction was executed in multiple trades at prices ranging from $44.50 to $44.725. The price reported reflects the weighted average sale price. Mr. Schwab hereby undertakes to provide upon request to the SEC staff full information regarding the number of shares and prices at which the transaction was effected.

(7)

This transaction was executed in multiple trades at prices ranging from $45.01 to $45.39. The price reported reflects the weighted average sale price. Mr. Schwab hereby undertakes to provide upon request to the SEC staff full information regarding the number of shares and prices at which the transaction was effected.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Schwab, except for The CRS 2016 Sibling Grantor Retained Annuity Trust, the Charles & Helen Schwab Foundation and HOS Investments LP, as noted in Item 5(b) above.

(e) Inapplicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

1.	[Reserved.]

2.	Premium-Priced Stock Option Agreement dated as of October 20, 2005 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

3.	Premium-Priced Stock Option Agreement dated as of October 30, 2006 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

4.	Premium-Priced Stock Option Agreement dated as of November 1, 2007 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

5.	Non-Qualified Stock Option Agreement dated as of November 2, 2009 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

6.	Non-Qualified Stock Option Agreement dated as of March 1, 2010 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

CUSIP No. 808513-10-5	13D	Page 6 of 11 Pages

7.	Non-Qualified Stock Option Agreement dated as of August 2, 2010 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

8.	Restricted Stock Unit Agreement dated as of November 1, 2010 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

9.	Non-Qualified Stock Option Agreement dated as of November 1, 2010 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

10.	Non-Qualified Stock Option Agreement dated as of March 1, 2011 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

11.	Non-Qualified Stock Option Agreement dated as of August 1, 2011 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

12.	Restricted Stock Unit Agreement dated as of November 1, 2011 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

13.	Non-Qualified Stock Option Agreement dated as of November 1, 2011 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

14.	Restricted Stock Unit Agreement dated as of March 1, 2012 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

15.	Non-Qualified Stock Option Agreement dated as of March 1, 2012 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

16.	Non-Qualified Stock Option Agreement dated as of August 1, 2012 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

17.	Non-Qualified Stock Option Agreement dated as of November 1, 2012 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

18.	Non-Qualified Stock Option Agreement dated as of March 1, 2013 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

19.	Restricted Stock Unit Agreement dated as of March 1, 2013 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

20.	Non-Qualified Stock Option Agreement dated as of August 1, 2013 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

21.	Non-Qualified Stock Option Agreement dated as of November 1, 2013 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

22.	Non-Qualified Stock Option Agreement dated as of March 3, 2014 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.

23.	Restricted Stock Unit Agreement dated as of March 3, 2014 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.

24.	Non-Qualified Stock Option Agreement dated as of August 1, 2014 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.

CUSIP No. 808513-10-5	13D	Page 7 of 11 Pages

25.	Non-Qualified Stock Option Agreement dated as of November 3, 2014 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.

26.	Restricted Stock Unit Agreement dated as of March 2, 2015 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.

27.	Non-Qualified Stock Option Agreement dated as of March 2, 2015 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.

28.	Restricted Stock Unit Agreement dated as of March 1, 2016 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.

29.	Non-Qualified Stock Option Agreement dated as of March 1, 2016 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.

30.	Restricted Stock Unit Agreement dated as of March 1, 2017 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.

31.	Non-Qualified Stock Option Agreement dated as of March 1, 2017 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.

32.	Restricted Stock Unit Agreement dated as of March 1, 2018 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.

33.	Non-Qualified Stock Option Agreement dated as of March 1, 2018 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.

34.	Restricted Stock Unit Agreement dated as of March 1, 2019 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.

35.	Non-Qualified Stock Option Agreement dated as of March 1, 2019 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.

36.	Form of Power of Attorney of Beneficiary of The CRS 2016 Sibling Grantor Retained Annuity Trust.

37.	[Reserved.]

38.

Registration Rights Agreement dated as of November 24, 2019 by and among The Charles Schwab Corporation, Mr. Schwab, The Toronto-Dominion Bank and, if they elect to be parties thereto, certain other stockholders described therein. The information in Item 4 of Amendment No. 19 to Mr. Schwab’s Schedule 13D dated November 29, 2019 is incorporated herein by reference.

39.	Restricted Stock Unit Agreement dated as of March 2, 2020 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.

40.	Non-Qualified Stock Option Agreement dated as of March 2, 2020 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.

Also, the responses to Item 5 of this Schedule 13D are incorporated herein by reference.

CUSIP No. 808513-10-5	13D	Page 8 of 11 Pages

Item 7. Material to Be Filed as Exhibits.

1.	[Reserved.]

2.

Premium-Priced Stock Option Agreement dated as of October 20, 2005 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 4 to Amendment No. 11 to Mr. Schwab’s Schedule 13D dated March 9, 2006).

3.

Premium-Priced Stock Option Agreement dated as of October 30, 2006 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 5 to Amendment No. 12 to Mr. Schwab’s Schedule 13D dated July 10, 2007).

4.

Premium-Priced Stock Option Agreement dated as of November 1, 2007 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 5 to Amendment No. 13 to Mr. Schwab’s Schedule 13D dated May 17, 2011).

5.

Non-Qualified Stock Option Agreement dated as of November 2, 2009 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 6 to Amendment No. 13 to Mr. Schwab’s Schedule 13D dated May 17, 2011).

6.

Non-Qualified Stock Option Agreement dated as of March 1, 2010 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 8 to Amendment No. 13 to Mr. Schwab’s Schedule 13D dated May 17, 2011).

7.

Non-Qualified Stock Option Agreement dated as of August 2, 2010 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 9 to Amendment No. 13 to Mr. Schwab’s Schedule 13D dated May 17, 2011).

8.

Restricted Stock Unit Agreement dated as of November 1, 2010 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10 to Amendment No. 13 to Mr. Schwab’s Schedule 13D dated May 17, 2011).

9.

Non-Qualified Stock Option Agreement dated as of November 1, 2010 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 11 to Amendment No. 13 to Mr. Schwab’s Schedule 13D dated May 17, 2011).

10.

Non-Qualified Stock Option Agreement dated as of March 1, 2011 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 12 to Amendment No. 13 to Mr. Schwab’s Schedule 13D dated May 17, 2011).

11.

Non-Qualified Stock Option Agreement dated as of August 1, 2011 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 13 to Amendment No. 14 to Mr. Schwab’s Schedule 13D dated July 20, 2012).

12.

Restricted Stock Unit Agreement dated as of November 1, 2011 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 14 to Amendment No. 14 to Mr. Schwab’s Schedule 13D dated July 20, 2012).

13.

Non-Qualified Stock Option Agreement dated as of November 1, 2011 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 15 to Amendment No. 14 to Mr. Schwab’s Schedule 13D dated July 20, 2012).

14.

Restricted Stock Unit Agreement dated as of March 1, 2012 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 16 to Amendment No. 14 to Mr. Schwab’s Schedule 13D dated July 20, 2012).

CUSIP No. 808513-10-5	13D	Page 9 of 11 Pages

15.

Non-Qualified Stock Option Agreement dated as of March 1, 2012 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 17 to Amendment No. 14 to Mr. Schwab’s Schedule 13D dated July 20, 2012).

16.

Non-Qualified Stock Option Agreement dated as of August 1, 2012 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 18 to Amendment No. 15 to Mr. Schwab’s Schedule 13D dated January 8, 2013).

17.

Non-Qualified Stock Option Agreement dated as of November 1, 2012 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 19 to Amendment No. 15 to Mr. Schwab’s Schedule 13D dated January 8, 2013).

18.

Non-Qualified Stock Option Agreement dated as of March 1, 2013 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 18 to Amendment No. 16 to Mr. Schwab’s Schedule 13D dated October 15, 2014).

19.

Restricted Stock Unit Agreement dated as of March 1, 2013 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 19 to Amendment No. 16 to Mr. Schwab’s Schedule 13D dated October 15, 2014).

20.

Non-Qualified Stock Option Agreement dated as of August 1, 2013 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 20 to Amendment No. 16 to Mr. Schwab’s Schedule 13D dated October 15, 2014).

21.

Non-Qualified Stock Option Agreement dated as of November 1, 2013 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 21 to Amendment No. 16 to Mr. Schwab’s Schedule 13D dated October 15, 2014).

22.

Non-Qualified Stock Option Agreement dated as of March 3, 2014 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 22 to Amendment No. 16 to Mr. Schwab’s Schedule 13D dated October 15, 2014).

23.

Restricted Stock Unit Agreement dated as of March 3, 2014 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 23 to Amendment No. 16 to Mr. Schwab’s Schedule 13D dated October 15, 2014).

24.

Non-Qualified Stock Option Agreement dated as of August 1, 2014 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 24 to Amendment No. 16 to Mr. Schwab’s Schedule 13D dated October 15, 2014).

25.

Non-Qualified Stock Option Agreement dated as of November 3, 2014 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 25 to Amendment No. 17 to Mr. Schwab’s Schedule 13D dated August 13, 2015).

26.

Restricted Stock Unit Agreement dated as of March 2, 2015 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 26 to Amendment No. 17 to Mr. Schwab’s Schedule 13D dated August 13, 2015).

27.

Non-Qualified Stock Option Agreement dated as of March 2, 2015 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 27 to Amendment No. 17 to Mr. Schwab’s Schedule 13D dated August 13, 2015).

28.

Restricted Stock Unit Agreement dated as of March 1, 2016 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 28 to Amendment No. 18 to Mr. Schwab’s Schedule 13D dated January 10, 2018).

CUSIP No. 808513-10-5	13D	Page 10 of 11 Pages

29.

Non-Qualified Stock Option Agreement dated as of March 1, 2016 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 29 to Amendment No. 18 to Mr. Schwab’s Schedule 13D dated January 10, 2018).

30.

Restricted Stock Unit Agreement dated as of March 1, 2017 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 30 to Amendment No. 18 to Mr. Schwab’s Schedule 13D dated January 10, 2018).

31.

Non-Qualified Stock Option Agreement dated as of March 1, 2017 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 31 to Amendment No. 18 to Mr. Schwab’s Schedule 13D dated January 10, 2018).

32.

Restricted Stock Unit Agreement dated as of March 1, 2018 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 32 to Amendment No. 19 to Mr. Schwab’s Schedule 13D dated November 29, 2019).

33.

Non-Qualified Stock Option Agreement dated as of March 1, 2018 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 33 to Amendment No. 19 to Mr. Schwab’s Schedule 13D dated November 29, 2019).

34.

Restricted Stock Unit Agreement dated as of March 1, 2019 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 34 to Amendment No. 19 to Mr. Schwab’s Schedule 13D dated November 29, 2019).

35.

Non-Qualified Stock Option Agreement dated as of March 1, 2019 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 35 to Amendment No. 19 to Mr. Schwab’s Schedule 13D dated November 29, 2019).

36.

Form of Power of Attorney of Beneficiary of The CRS 2016 Sibling Grantor Retained Annuity Trust (incorporated by reference to Exhibit 36 to Amendment No. 19 to Mr. Schwab’s Schedule 13D dated November 29, 2019).

37.	[Reserved.]

38.

Registration Rights Agreement dated as of November 24, 2019 by and among The Charles Schwab Corporation, Mr. Schwab, The Toronto-Dominion Bank and, if they elect to be parties thereto, certain other stockholders described therein (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K filed with the Commission on November 29, 2019 (File No. 1-9700)).

39.	Restricted Stock Unit Agreement dated as of March 2, 2020 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.*

40.	Non-Qualified Stock Option Agreement dated as of March 2, 2020 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.*

*	Filed herewith.

CUSIP No. 808513-10-5	13D	Page 11 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2020

/s/ Charles R. Schwab
Charles R. Schwab